98 3/2

AB 3/1



SECUR 07001962 MMISSION

Washington, D.C. 20549



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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66534

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Challenger Capital Group, Ltd.

RECD S.E.C.
FEB 26 2007
803

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3100 Trammell Crow Center, 2001 Ross Ave.
(No. and Street)

Dallas	Texas	75201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

14175 Proton Rd.	Dallas	TX	75244
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 05 2007
THOMSON FINANCIAL

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Bielinski, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Challenger Capital Group, Ltd., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Official Seal
Juliska M Aponte
Notary Public State of Illinois
My Commission Expires 01/23/2010

Signature

Managing Director

Title

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CHALLENGER CAPITAL GROUP, LTD.

REPORT PURSUANT TO RULE 17a-5(d)

FOR THE YEAR ENDED
DECEMBER 31, 2006

CHALLENGER CAPITAL GROUP, LTD.

CONTENTS



CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Challenger Corporation, general partner of
Challenger Capital Group, Ltd.

We have audited the accompanying statement of financial condition of Challenger Capital Group, Ltd., as of December 31, 2006, and the related statements of income, changes in partners' capital, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Challenger Capital Group, Ltd., as of December 31, 2006 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
February 15, 2007

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

CHALLENGER CAPITAL GROUP, LTD.
Statement of Financial Condition
December 31, 2006

ASSETS

Cash and cash equivalents	$ 674,161
Certificate of deposits - pledged	65,000
Fees receivable - net	47,977
Property and equipment, net of accumulated depreciation	402,762
Other receivables and advances	41,477
Other assets	33,461
	$1,264,838

LIABILITIES AND PARTNERS' CAPITAL

Liabilities	
Accounts payable and accrued expenses	$ 27,975
Discretionary incentive bonuses payable	185,000
	212,975
Partners' capital	1,051,863
	$1,264,838

The accompanying notes are an integral part of these financial statements.

CHALLENGER CAPITAL GROUP, LTD.
Statement of Income
For the Year Ended December 31, 2006

Revenues	
Fee and reimbursement income	$ 3,593,300
Interest income	787
Other income	277
	3,594,364
Expenses	
Compensation and benefits	2,997,466
Communications	43,070
Occupancy and equipment costs	260,147
Promotional costs	102,053
Regulatory fees and expenses	58,463
Other expenses	559,126
	4,020,325
Net loss	$ (425,961)

The accompanying notes are an integral part of these financial statements.

CHALLENGER CAPITAL GROUP, LTD.
Statement of Changes in Partners' Capital
For the Year Ended December 31, 2006

	General Partner	Limited Partners	Total
Balances at December 31, 2005	$ 136	$ 477,688	$ 477,824
Contributions		1,476,142	1,476,142
Distributions		(476,142)	(476,142)
Net loss	(136)	(425,825)	(425,961)
Balances at December 31, 2006	$ -0-	$1,051,863	$1,051,863

The accompanying notes are an integral part of these financial statements.

CHALLENGER CAPITAL GROUP, LTD.
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended December 31, 2006

Balance at December 31, 2005	$ -0-
Increases	-0-
Decreases	-0-
Balance at December 31, 2006	$ -0-

The accompanying notes are an integral part of these financial statements.

CHALLENGER CAPITAL GROUP, LTD.
Statement of Cash Flows
For the Year Ended December 31, 2006

Cash flows from operating activities	
Net loss	$ (425,961)
Adjustments to reconcile net loss to net cash provided (used) by operating activities:	
Depreciation	41,102
Change in operating assets and liabilities:	
Decrease in fees receivable	90,775
Increase in other receivables and advances	(902)
Decrease in other assets	1,765
Decrease in accounts payable and accrued liabilities	(27,283)
Decrease in discretionary incentive bonuses	(313,000)
Net cash provided (used) by operating activities	(633,504)
Cash flows from investing activities	
Proceeds from reduction of certificate of deposit – pledged	35,000
Purchase of property and equipment	(27,412)
Net cash provided (used) by investing activities	7,588
Cash flows from financing activities	
Capital contributions	1,000,000
Net cash provided (used) by financing activities	1,000,000
Net increase (decrease) in cash and cash equivalents	374,084
Cash and cash equivalents at beginning of year	300,077
Cash and cash equivalents at end of year	$ 674,161

Supplemental schedule of cash flow information

Net cash investing and financial activities	
Cash paid during the year for:	
Interest	$ -0-
Income taxes	$ -0-

Supplemental schedule of non cash transactions

Preferred distribution converted to capital	$ 476,142

The accompanying notes are an integral part of these financial statements.

CHALLENGER CAPITAL GROUP, LTD.
Notes to Financial Statements
December 31, 2006

Note 1 - Summary of Significant Accounting Policies

Challenger Capital Group, Ltd. (the "Partnership") was formed under the laws of the State of Texas on May 1, 2003, commenced business on May 7, 2004, and will continue indefinitely until termination at the discretion of the general partner. The Partnership consists of a managing general partner and various limited partners. The Partnership agreement provides for certain contributions of capital by the partners. Profits and losses of the Partnership will be allocated as determined by the general partner. As well, the general partner will determine the amounts and the times any distributions will be made. Limited partners are not personally liable for any obligations of the Partnership. Their capital accounts cannot be reduced below $0. Offices of the Partnership are located in Dallas, Texas.

The Partnership provides investment banking services related to the corporate finance needs of middle-market growth companies including the private placement of equity, mezzanine and debt securities as well as advisory services related to mergers and acquisitions, divestitures, corporate real estate and business strategy.

The Partnership became effective November 18, 2004 as a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and operates under (SEC) Rule 15c3-3(k)(2)(i). The Partnership is also a member of the National Association of Securities Dealers ("NASD").

Approximately 25% of revenue for the year ended December 31, 2006 was derived from entities which, at the time of engagement, were affiliates of limited partners which owned approximately 3.4% of the Partnership. In addition, in the normal course of raising capital for client companies, the Partnership has presented opportunities to invest in these clients to the Partnership's limited partners, and some of the Partnership's limited partners have made investments in these clients.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

For purposes of reporting cash flows, the Partnership has defined cash equivalents as highly liquid investments that are not held for sale in the ordinary course of business.

Note 1 - Summary of Significant Accounting Policies, continued

Property and equipment are stated at cost. Depreciation on office equipment and furniture is computed using an accelerated method over the estimated useful lives of the assets. Depreciation expense for the year ended December 31, 2006 was $41,102, and is reflected in occupancy and equipment cost.

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Partnership is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2006, the Partnership had net capital of approximately $646,186 and net capital requirements of $5,000. The Partnership's ratio of aggregated indebtedness to net capital was .04 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

In compliance with NASD's Interpretations of Financial & Operational Rules, the Partnership has determined net capital by excluding amounts accrued for discretionary incentive bonuses from aggregate indebtedness and adding such amounts back to net worth.

Note 3 - Possession or Control Requirements

The Partnership does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(i) by not holding customer funds or safekeeping customer securities.

Note 4 - Federal Income Taxes

The Partnership's net income is passed through to the partners and reported on their Federal income tax returns; therefore, no provision for Federal income taxes has been made in the accompanying financial statements.

Note 5 - Preferred Distributions

Pursuant to the Agreement of Limited Partnership of Challenger Capital Group, Ltd., distributions of the Preferred Return shall be made to the Preferred Limited Partners on December 31 of each year. Preferred Return due on December 31, 2006 totaled $476,142 and was paid by issuing additional partnership interests. As required under the Agreement of Limited Partnership, the Partnership has received consents to issue the additional Partnership units from Preferred Limited Partners whose partnership percentages exceed 50%.

Note 6 - Operating Leases

The following is a schedule by years of future minimum rental payments required under various operating leases that have initial or remaining noncancelable lease terms in excess of one year.

Year Ending December 31,	
2007	$ 237,981
2008	246,604
2009	256,951
2010	43,113
	$ 784,649

Rental expense for the year ended December 31, 2006 was $185,757 and is reflected in occupancy and equipment costs.

Certificates of deposit owned by the Company are pledged to the landlord under the terms of the lease agreement.

Note 7 - Employee Benefits

The Partnership has a 401(k) savings plan for all eligible employees. The plan allows the Partnership to make discretionary matching contributions, as well as additional discretionary contributions. The Partnership made $74,589 in contributions to the plan for the year ended December 31, 2006.

Note 8 - Property and Equipment

The classes of property and equipment are as follows:

Furniture and fixtures	$ 269,941
Equipment and software	186,463
Leasehold improvements	73,168
	529,572
Less: accumulated depreciation	(126,810)
	$ 402,762

Depreciation expense for the year ended December 31, 2006 was $41,102 and is reflected in occupancy and equipment costs and other expenses.

Note 9 - Concentration Risk

At December 31, 2006, and at various other times during the year, the Partnership had cash balances in excess of federally insured limits of $100,000.

Note 10 - Liquidity

The Partnership has sustained an operating loss. The Partnership has been able to maintain adequate liquidity through additional capital contributions. As stated in Note 2, the Partnership had net capital of $646,186 as of December 31, 2006. At that date, the Partnership had cash and receivables in excess of liabilities of $550,640. Management does not anticipate any loss to be incurred during 2007.

Management had taken steps to increase revenue and monitor operating expenses. Management also believes that it will be able to attract additional capital as needed during 2007. There are no assurances that management will be able to increase revenue or procure additional capital in amounts necessary to provide adequate capital with which to operate.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

as of

December 31, 2006

Schedule I

CHALLENGER CAPITAL GROUP, LTD.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2006

COMPUTATION OF NET CAPITAL

Total ownership equity qualified for net capital		$1,051,863
Add:		
Other deductions or allowable credits		
Discretionary incentive bonuses payable		185,000
Total capital and allowable subordinated liabilities		1,236,863
Deductions and/or charges		
Non-allowable assets:		
Certificate of deposits – pledged	$ 65,000	
Property and equipment, net	402,762	
Fees receivable	47,977	
Other receivables and advances	41,477	
Other assets	33,461	(590,677)
Net capital before haircuts on securities positions		646,186
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))		-0-
Net capital		$ 646,186

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition	
Liabilities	
Accounts payable and accrued expenses	$ 27,975
Total aggregate indebtedness	$ 27,975

Schedule I (continued)

CHALLENGER CAPITAL GROUP, LTD.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2006

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of total aggregate indebtedness)	$ 1,866
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Net capital in excess of required minimum	$ 641,186
Excess net capital at 1000%	$ 643,389
Ratio: Aggregate indebtedness to net capital	.04 to 1

RECONCILIATION WITH PARTNERSHIP'S COMPUTATION

The differences in the computation of net capital under Rule 15c3-1 from the Partnership's computation is as follows:

Net capital per the Partnership's unaudited Focus IIA	$ 461,104
Miscellaneous increase	82
Increase due to addition of allowable credit	185,000
Net capital per audited report	$ 646,186

Schedule II

CHALLENGER CAPITAL GROUP, LTD.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2006

EXEMPTIVE PROVISIONS

The Partnership has claimed an exemption from Rule 15c3-3 under section (k)(2)(i), in which the Partnership is a direct participation broker-dealer.

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

For the Year Ended
December 31, 2006



CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Challenger Capital Group, Ltd.

In planning and performing our audit of the financial statements and supplemental information of Challenger Capital Group, Ltd., (the "Partnership"), for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

MEMBERS: AICPA • CENTER FOR PUBLIC COMPANY AUDIT FIRMS OF THE AICPA, TSCPA, EBPAQC
CPAMERICA INTERNATIONAL AN AFFILIATE OF HORWATH INTERNATIONAL, REGISTERED WITH THE PCAOB

generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
February 15, 2007

END